Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus Dated November 2, 2023
Registration Statement No. 333-262545

PRESS RELEASE

NANOBIOTIX Announces Pricing of a Capital Increase Raising Total Gross Proceeds of $55M

PARIS and CAMBRIDGE, Mass., Nov. 02, 2023 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO – NASDAQ: NBTX – “Nanobiotix” or the “Company”), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, announces the pricing of its previously announced global follow-on offering reserved to specified categories of investors, consisting of (i) an offering of 3,106,907 American Depositary Shares (“ADSs”), each representing one ordinary share, €0.03 nominal value per share (each an “Ordinary Share”), of the Company, in the United States (the “U.S. Offering”) at an offering price of $5.36 per ADS, and (ii) an offering of 2,492,223 Ordinary Shares, exclusively to “qualified investors” in Europe (including France) within the meaning of Article 2(e) of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”) and certain other countries (excluding the United States and Canada) (the “European Offering”) at an offering price of €5.07 per Ordinary Share. The U.S. Offering and the European Offering are referred to, together, as the “Global Offering.”
The offering price of €5.07 per Ordinary Share, corresponding to the offering price of $5.36 per ADS based on an exchange rate of €1.00 = $1.0568, is equal to the volume weighted average price of the Ordinary Shares on the regulated market of Euronext in Paris (“Euronext”) over the last three trading sessions preceding the pricing of the Global Offering (i.e. October 30, 31 and November 1, 2023), less a discount of 15% and has been determined by the Company pursuant to the 24th and 25th resolutions of the Company’s combined shareholders’ meeting held on June 27, 2023.
Pursuant to an existing securities purchase agreement, Johnson & Johnson Innovation – JJDC, Inc. (“JJDC”) is obligated to subscribe, subject to any required regulatory approvals, for $25.0 million of Ordinary Shares in the form of restricted ADSs (the “Placement Amount”), at a price per ADS equal to the offering price in the U.S. Offering in a concurrent private placement (the “Concurrent Private Placement”), exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to French foreign investment control rules, the Placement Amount is required to be reduced, such that JJDC will initially subscribe for 3,670,294 restricted ADSs (representing 9.99% of the outstanding voting rights of the Company’s capital stock (the “Regulatory Cap”)) for $19.7 million. Upon, and subject to, the approval of the French Ministry of Economy, JJDC will subscribe for additional restricted ADSs (corresponding to the portion of the Placement Amount in excess of the Regulatory Cap) for $5.3 million. The closing of the Global Offering is not conditioned on the closing of the Concurrent Private Placement.

The aggregate gross proceeds of the Global Offering and the Concurrent Private Placement are expected to be approximately $55 million, equivalent to approximately €51.5 million, before deduction of underwriting commissions in respect of the Global Offering and estimated expenses payable by the Company, assuming no exercise of the Over-Allotment Option (as defined below) in respect of the Global Offering.
Jefferies LLC, Leerink Partners and Guggenheim are acting as global coordinators and joint bookrunners for the Global Offering.
The Global Offering is subject to an underwriting agreement, which was entered into on November 2, 2023. The underwriting agreement does not constitute a performance guarantee (garantie de bonne fin) within the meaning of Article L. 225-145 of the French Commercial Code (Code de commerce).
Type of Offering
The 9,269,424 Ordinary Shares issued in the Global Offering and the Concurrent Private Placement (including in the form of ADSs and in the case of JJDC, restricted ADSs) are issued without preferential subscription rights for existing shareholders by way of:
•
a first capital increase of 5,599,130 Ordinary Shares subscribed in the Global Offering, decided on the date hereof by the Company’s Executive Board pursuant to the delegation granted to it by the Company’s combined shareholders’ meeting held on June 27, 2023 in its 24th resolution in accordance with Article L. 225-138 of the French Commercial Code (Code de commerce) reserved to specific investors meeting the criteria defined by the shareholders’ meeting in the 24th resolution – i.e., natural or legal entities (including companies), trusts and investment funds or other investment vehicles that invest on a regular basis, or have invested at least €1 million within the last 36 months, in the healthcare or biotechnology sectors; and

•
a second capital increase of 3,670,294 Ordinary Shares (in the form of restricted ADSs) subscribed by JJDC in the Concurrent Private Placement, decided on the date hereof by the Company’s Executive Board pursuant to the delegation granted to it by the Company’s combined shareholders’ meeting held on June 27, 2023 in its 25th resolution in accordance with Article L. 225-138 of the French Commercial Code (Code de commerce) reserved to a specific investor meeting the criteria defined by the shareholders’ meeting in the 25th resolution – i.e., an industrial company, institution or entity operating in the healthcare or biotechnology sector, either directly or through a controlled company or a company by which they are controlled, where applicable when entering into a commercial agreement, financing contract or partnership with the Company.

Expected Closing
The Global Offering and Concurrent Private Placement are expected to close on November 6, and November 9, 2023, respectively, subject to the satisfaction of customary closing conditions.

Option to Purchase Additional Shares
In connection with the Global Offering, the Company has granted the underwriters for the Global Offering a 30-day option to purchase additional ADSs on the same terms and conditions as in the Global Offering, in accordance with delegation granted by the Company’s combined shareholders’ meeting held on June 27, 2023 in its 26th resolution (the “Over-Allotment Option”). The Company will announce the exercise of the Over-Allotment Option and the number ADSs to be issued in connection therewith, if any, as soon as practicable thereafter in a subsequent press release.
Stabilization
In connection with the Global Offering, Jefferies LLC, acting as stabilization agent, may effect transactions with a view to supporting, stabilizing, or maintaining the market price of such securities at a level higher than which might otherwise prevail in the Company’s ADS market. However, there is no assurance that the stabilization agent will take any stabilization action and, if begun, such stabilization action may be ended at any time without prior notice. Any stabilization action or over-allotment shall be carried out in accordance with all applicable rules and regulations and may be undertaken on the Nasdaq Global Select Market.
Estimated Proceeds from the Global Offering and the Concurrent Private Placement
The aggregate gross proceeds from the Global Offering and the Concurrent Private Placement are expected to be approximately $55 million, equivalent to approximately €51.5 million, before deducting underwriting commissions in respect of the Global Offering and estimated offering expenses payable by the Company, assuming no exercise of the Over-Allotment Option in connection with the Global Offering. If the Company issues additional ADSs pursuant to the exercise in full of the Over-Allotment Option in connection with the Global Offering, the estimated gross proceeds received by the Company from the Global Offering and the Concurrent Private Placement would be expected to be approximately $59.5 million, equivalent to approximately €56.3 million, before deducting underwriting commissions in respect of the Global Offering and estimated offering expenses payable by the Company.
The Company intends to use the net proceeds from the Global Offering, together with the proceeds from the Concurrent Private Placement, as follows:
•
approximately 32% of the net proceeds to advance the Company’s NANORAY-312 global randomized Phase 3 clinical trial in the United States and the EU for the treatment of locally advanced head and neck cancers, and approximately 17% of the proceeds for the related increase of production capacity and supply of NBTXR3 required for this study;

•	approximately 27% to advance the research and development of the Company’s other preclinical and clinical programs and related regulatory and medical activities; and
•	approximately 24% to other operating expenses funding and other general corporate purposes, including financing expenses (including a payment to the EIB).

The expected use of proceeds represents the Company’s intentions based upon its current plans and business conditions. The Company cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of Global Offering and Concurrent Private Placement or the amounts that the Company will actually spend on the uses set forth above. The amounts and timing of the Company’s actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of the development efforts, the status of and results from preclinical studies and any ongoing clinical trials or clinical trials the Company may commence in the future, as well as any collaborations that the Company may enter into with third parties for its product candidates and any unforeseen cash needs. As a result, the Company’s management will retain broad discretion over the allocation of the net proceeds.
As of September 30, 2023, the Company had cash and cash equivalents of €38.7 million (unaudited). The Company believes that the net proceeds from the Global Offering and the Concurrent Private Placement, together with its cash and cash equivalents, will be sufficient to meet its working capital requirements for operations until the end of the first quarter 2025, and, assuming the receipt from Janssen Pharmaceutica NV (‘‘Janssen’’) of the first milestone payment under the Company’s License Agreement with Janssen dated July 7, 2023, until the end of the second quarter 2025.
The Company’s estimates of the period of time through which its financial resources are expected to be adequate to meet its working capital requirements are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, as described under “Special Note Regarding Forward-Looking Statements.”
Lock-up
In connection with the Global Offering, the Company’s executive board members and supervisory board members are subject to a contractual lock-up for a period of 90 days after the date hereof, subject to customary exceptions, including an exception for the purpose of financing the exercise price of stock options and/or satisfying any applicable taxes due in connection with such exercise. The Company has also agreed to be bound by a contractual lock-up for a period of 90 days after the date hereof, subject to customary exceptions.
Dilution
The 9,269,424Ordinary Shares (including in the form of ADSs) issued in the Global Offering, to be mainly subscribed by existing investors, and in the Concurrent Private Placement will represent dilution of approximately 20.4% of the share capital of the Company (on a non-diluted basis) (21.8%, if the Over-Allotment is exercised in full). On an illustrative basis, a shareholder holding 1% of Nanobiotix’ share capital before the Global Offering and Concurrent Private Placement would hold a stake of 0.83% after completion of the Global Offering and the Concurrent Private Placement (0.82%% if the Over-Allotment is exercised in full).
Certain entities affiliated with Invus Public Equities Advisors, LLC, Baillie Gifford & Co and Qatar Holding LLC, existing shareholders of the Company not represented at its supervisory board, have agreed to purchase an aggregate of approximately 94% of the total number of Ordinary Shares (including in the form of ADSs) to be sold in the Global Offering.

Risk Factors
Potential investors should carefully consider the risks described under “Risk Factors” in the Preliminary Prospectus Supplement, including the following risks:
•	shareholders not participating in the Global Offering and Concurrent Private Placement may see their participation in the Company’s share capital diluted due to the issuance of new securities;
•	the volatility and liquidity of the Company’s Ordinary Shares and ADSs may experience significant fluctuation (mainly downwards), and there may be differences on Nasdaq and Euronext; and
•	sales of the Company’s Ordinary Shares and ADSs, in particular by its significant shareholders, could occur on the market and have an adverse impact on the Company’s trading prices.

Settlement and Delivery – Documentation
The Company’s ADSs are listed on the Nasdaq Global Select Market under the ticker symbol “NBTX”. The Company’s Ordinary Shares are listed on Euronext under the symbol “NANO.”
The Ordinary Share are expected to be admitted to trading on Euronext on November 6, 2023 with respect to the Global Offering and on November 9, 2023 with respect to the Concurrent Private Placement.
Ordinary Shares (including those underlying ADS) issued in the Global Offering and the Concurrent Private Placement will be subject to an application for admission to trading on Euronext on the same trading line as the existing Ordinary Shares of the Company currently listed on Euronext, under the same ISIN code FR0011341205. The trading of Nanobiotix’s Ordinary Shares on Euronext is suspended today until the opening of trading of Nanobiotix’s ADSs on the Nasdaq Global Select Market at approximately 2:30 pm (Paris time) / 9:30 a.m. (New York time) today.
The ADSs and Ordinary Shares being offered in the Global Offering are being offered pursuant to an effective shelf registration statement on Form F-3 (Registration No. 333-262545), which was filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2022 and subsequently declared effective on February 16, 2022. The Global Offering is being made only by means of a prospectus and prospectus supplement that form a part of the registration statement. A preliminary prospectus supplement relating to and describing the terms of the Global Offering has been filed with the SEC on November 1, 2023 and is available on the SEC’s website at www.sec.gov. The final prospectus supplement relating to the Global Offering will be filed with the SEC. When available, copies of the final prospectus supplement (and accompanying prospectus) relating to the Global Offering may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, or by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com; from Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, or by telephone at (800) 808-7525 ext. 6105, or by email at syndicate@leerink.com; or from Guggenheim Securities, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

About NANOBIOTIX
Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.
Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in, among other, Cambridge, Massachusetts (United States).
Nanobiotix is the owner of more than 20 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The Company’s resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform and has been granted with a CE marking in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.
Contacts
Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Craig West SVP, Investor Relations +1 (617) 583-0211 investors@nanobiotix.com
Media Relations
France – Ulysse Communication Pierre-Louis Germain + 33 (0)6 64 79 97 51 plgermain@ulysse-communication.com	Global – LifeSci Advisors Ligia Vela-Reid +44 (0) 7413825310 Lvela-reid@lifesciadvisors.com

Special Note Regarding Forward-Looking Statements
This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the expected closing of the Global Offering and the Concurrent Private Placement, the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects,” “intends,” “can,” “could,”, “may,” “might,” “plan,” “potential,” “should,” and “will,” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including such as market conditions, risks related to the satisfaction of closing conditions in the underwriting agreement related to the Global Offering, and risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on April 24, 2023 under “Item 3.D. Risk Factors”, in Nanobiotix’s half-year report, which was filed with the SEC on Form 6-K and with the AMF on September 26, 2023, and subsequent filings Nanobiotix makes with the SEC from time to time which are available on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.
Disclaimers
This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of such securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
The distribution of this press release may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this press release must inform him or herself of and comply with any such restrictions.
This document does not constitute an offer to the public in France and the securities referred to in this document can only be offered or sold in France pursuant to article L. 411-2 of the French Monetary and Financial Code to qualified investors (investisseurs qualifiés) acting for their own account as defined in the Prospectus Regulation.
This announcement is an advertisement and not a prospectus within the meaning of the Prospectus Regulation.
In France, the Global Offering and the Concurrent Private Placement described above will take place solely in the context of two capital increases to the benefit of categories of institutional investors, in accordance with Article L. 225-138 of the French Commercial Code (Code de commerce) and applicable regulations. The European Offering is reserved, in Europe (including in France), to “qualified investors”, as that term is defined in Article 2(e) of the Prospectus Regulation.

In relation to each member state of the European Economic Area other than France (each, a “Relevant Member State”), an offer of the securities referred to herein is not being made and will not be made to the public in that Relevant Member State, other than (i) to any legal entity which is a qualified investor as defined in the Prospectus Regulation, (ii) to fewer than 150 natural or legal persons per Relevant Member State, or (iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of the securities referred to herein shall require the Company to publish a prospectus pursuant to Article 3 of the Prospectus Regulation. For the purposes of the above, the expression an “offer to the public” in any Relevant Member State shall have the meaning ascribed to it in article 2(d) of the Prospectus Regulation.
This communication is being distributed only to, and is directed only at (a) persons outside the United Kingdom, (b) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), and (c) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2)(a) to (d) (« high net worth companies, unincorporated associations, etc. ») of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.
This press release has been prepared in both French and English. In the event of any discrepancies between the two versions of the press release, the French language version shall prevail.